Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Americas Gold and Silver Corporation (“Americas Gold” or the “Company”)
145 King Street West, Suite 2870
Toronto, Ontario M5H 1J8

Item 2	Date of Material Changes

August 17, 2020 and August 18, 2020.

Item 3	News Release

News releases with respect to the material changes referred to in this report were issued by the Company via newswire services and filed on SEDAR on August 17, 2020 and August 18, 2020.

Item 4	Summary of Material Changes

On August 17, 2020, Americas Gold announced that it has entered into an agreement with a syndicate of underwriters co-led by Desjardins Securities Inc. (“Desjardins”) and Cormark Securities Inc., pursuant to which a syndicate of underwriters (the “Underwriters”) have agreed to purchase, on a bought deal basis, 6,477,000 common shares of the Company (the “Common Shares”) at a price of $3.86 per Common Share (the “Offering Price”), for aggregate gross proceeds of approximately $25,000,000 (the “Offering”).

On August 18, 2020, the Company announced that it had entered into an amended agreement with Desjardins to increase the size of the Offering to 9,067,400 Common Shares for aggregate gross proceeds to the Company of $35,000,164 (the “Upsize”, references to the Offering hereafter include the Upsize)

Item 5	Full Description of Material Changes

On August 17, 2020, Americas Gold announced the Offering, pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 8,930,000 Common Shares at the Offering Price for aggregate gross proceeds of approximately $25,000,000. On August 18, 2020 Americas Gold announced the Upsize amending the agreement increasing the Offering to 9,067,400 Common Shares for aggregate gross proceeds of $35,000,164.

The Company has also granted to the Underwriters an option, exercisable until 11:59 p.m. on the 30th day following the closing date of the Offering, to purchase from the Company such number of additional Common Shares as is equal to 15% of the number of Common Shares at the Offering Price for market stabilization purposes and to cover over-allotments, if any.

The proceeds from the sale of the Common Shares will be used for exploration, development and/or improvement of the Company’s existing mine properties, including those relating to bringing Relief Canyon into commercial production and for working capital and general corporate purposes.

The Offering will be made by way of a short form prospectus to be filed in all the provinces of Canada, other than Quebec.

Closing of the Offering is expected to take place on or about September 4, 2020 and is subject to the receipt of approvals of the Toronto Stock Exchange and the NYSE American LLC and other necessary regulatory approvals.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, please contact:

Darren Blasutti
President and Chief Executive Officer
416-848-9503

Item 9	Date of Report

August 21, 2020

Forward-Looking Statements

This material change report contains certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"), which reflects management's expectations regarding the Company's future growth and business prospects and opportunities. Forward-looking statements include, without limitation, all disclosure regarding the Offering, including the closing of the Offering and receipt of all necessary regulatory and stock exchange approvals, the anticipated use of proceeds of the Offering, and possible events, conditions or results of operations, future economic conditions expectations and anticipated courses of action. Although the forward-looking statements contained in this material change report reflect management's current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, such forward-looking statements are based upon assumptions, opinions and analysis that management believes to be reasonable and relevant but that may prove to be incorrect. The Company cautions you not to place undue reliance upon any such forward-looking statements.

The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, state of the financial markets, changes in the worldwide price of gold and other key inputs, changes in mine plans and other factors, the impact of the novel coronavirus (COVID-19), such as project execution delays, many of which are beyond the control of the Company, as well as other risks and uncertainties which are more fully described in the Company's Annual Information Form dated March 9, 2020 and in other filings of the Company with securities and regulatory authorities which are available on SEDAR at www.sedar.com. The Company does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell the Company securities. All references to the Company include its subsidiaries unless the context requires otherwise.